Filed by North Fork Bancorporation, Inc. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: GreenPoint Financial Corp.
Subject Company’s Exchange Act File No.: 001-14320

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s and GreenPoint’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s and GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

* * *

The following was provided to all employees of GreenPoint Financial Corporation in a letter dated March 1, 2004:

A Message from Our Chairman

Welcome to Pointing North, an employee newsletter designed to provide you with information regarding GreenPoint’s upcoming acquisition by North Fork Bank.

We understand that there are many questions about how North Fork’s acquisition of GreenPoint will affect you. We don’t have all the answers right now but, through Pointing North, we will answer them as decisions are made and as new information becomes available.

By joining North Fork, we’ve taken a major step in strengthening GreenPoint’s ability to grow and to achieve more successes down the road. This merger will create a powerful New York banking franchise which will provide greater support for the continued growth of GreenPoint Mortgage and a lower risk profile for GreenPoint Credit. I am proud that the GreenPoint brand will remain intact.

Our goal has always been to maximize long-term shareholder value. With this merger we have found the best means of unlocking the true value of GreenPoint’s earning power for our shareholders.

We expect that this sale will have positive long term benefits for you as well. There will be opportunities for growth and advancement in the combined company, and as shareholders, you will participate in the increased valuation that should occur as the benefits of the merger are realized.

In the meantime, we will continue to operate our businesses as we have, with a focus on profitability, growth and building strong customer relationships. We will do our best to keep you filled in on all of the details of the acquisition and integration as events progress. Please be aware that the information you may read in the press, on the internet or on message boards may be inaccurate, so please use Pointing North as your primary source of information.

A Message from John Adam Kanas

By now I am sure that you are all aware of the announced partnership between our two great institutions. Key to the transaction is the fact that the great banking model that you have collectively built will not only continue but be encouraged to expand. GreenPoint will continue to operate as its own brand and will be supported by the collective efforts of strong, effective managers from both sides of the equation.

I extend my personal congratulations to you all who have worked so hard to create the value leading to this transaction. Welcome to the North Fork Bank family.

Combining Two Top 50 Banks

GreenPoint and North Fork are equally high performing companies, each within the top ten of the fifty largest banking companies on the most important measures of performance. The addition of GreenPoint’s profitability and balance sheet strength is expected to add significantly to North Fork’s growth and profitability, and to its franchise value. The combined company will have more than $50 billion in assets, $30 billion in deposits and projected earnings of more than $1 billion annually.

Performance Comparison

Rank among 50 Largest U.S. Banking Companies in 2003

	GreenPoint	North Fork
Return on Equity	#3	#1
Return on Assets	#2	#8
Net Charge-offs to Total Loans	#5	#9
Efficiency Ratio	#5	#4

North Fork/GreenPoint
Pro Forma Statistics

Assets: Deposits:	$54 billion $31 billion
Branches: Market Capitalization:	(4th largest market share in NY metro area) 300+ $13.7 billion
Earnings	(16th largest commercial bank in the country) $1 billion

Creating the Dominant Metro New York Bank

North Fork Brings...

•	Proven skill set in commercial banking

•	A track record of strong organic growth

•	A full range of right size commercial banking products for the NY market

GreenPoint Brings...

•	Proven skill set in consumer banking

•	Strong core deposit growth

•	Sophisticated consumer products and services

•	A leading mortgage company

New Company

The blend of two simple and highly successful stories driven by a proven management team with an eye toward profitability driven by efficiency and best-in-class products and services

A Brief History of North Fork Bank

North Fork Bancorp (NYSE: NFB) is a commercial bank holding company incorporated under the laws of Delaware and registered under the Bank Holding Company Act of 1956. North Fork Bancorp was organized in 1980 and, in 1981, acquired North Fork Bank and Trust, a commercial bank operating primarily on eastern Long Island, New York.

North Fork Bank and Trust was chartered on April 26, 1905 under the name Mattituck Bank and in 1950 changed its name to the North Fork Bank and Trust Company. During the 1950s, three other banks located on the north fork of Long Island merged into North Fork Bank and Trust. North Fork Bank and Trust then expanded its branch network to other areas of Long Island, primarily through de novo branching.

On October 1, 1992 the merger of North Fork Bancorp’s subsidiaries, The North Fork Bank and Trust Company and Southold Savings Bank, resulted in the formation of North Fork Bancorp’s primary subsidiary, North Fork Bank, a state chartered commercial bank.

In May 2000, North Fork Bank was accorded the number one ranking among the nation’s top bank and thrift companies by U.S. Banker, a leading industry publication, in its annual ranking of banks based on overall performance. North Fork also was ranked fourth among the top 100 banking companies that include all types of financial services companies.

Today, North Fork Bancorp is a $21 billion multi-bank holding company headquartered in Melville, NY. It operates 176 branches in the New York Metropolitan area, substantially all of which are branches of North Fork Bank.

At December 31, 2003, North Fork Bank’s assets and revenues constituted 95% of the company’s consolidated assets and revenue. North Fork Bank provides a variety of banking and financial services to middle market and small business organizations, local government units and retail banking customers in the greater New York Metropolitan area.

Its other subsidiaries offer financial services and related products, such as asset management, securities brokerage and sales of alternative investment products. Its other banking subsidiary, Superior Savings of New England, N.A., is a nationally chartered bank that focuses on gathering deposits throughout the northeast United States.

For more information about North Fork, go to www.northforkbank.com.

Mergers and Acquisitions by North Fork

	Completion Date	Deal Value ($M)
GreenPoint Financial Corp.	Pending	6,394.7
Trust Company of New Jersey (The)	Pending	725.8
Commercial Bank of New York	11/9/2001	175.2
Reliance Bancorp, Inc.	2/18/2000	354.4
JSB Financial, Inc.	2/29/2000	592.6
Amivest Corp.	6/3/1998	8.7
New York Bancorp Inc.	3/28/1998	831.6
Branford Savings Bank	12/12/1997	37.7
North Side Savings Bank	12/31/1996	216.3
Extebank	3/15/1996	47.0
Great Neck Bancorp	7/3/1995	19.7
Metro Bancshares Inc.	11/30/1994	143.9
Eastchester Financial Corporation	6/28/1991	62.0
Southold Savings Bank	8/1/1988	121.0

Frequently Asked Questions

The announcement of GreenPoint’s acquisition by North Fork raises many questions. We are aware that you are eager to know about how the acquisition will affect your health care benefits, retirement package, time off benefits, etc. Many of you also have been inquiring about severence benefits and the allocation and termination of the Employee Stock Ownership Plan.

We hope to answer all of your questions in Pointing North as the details get worked out, so keep an eye out for future issues of this newsletter.

In the meantime, please contact your Business Unit Human Resources representative if you have any questions. Remember, information on message boards and in the media may not be accurate.

Q.	When will the integration of GreenPoint and North Fork begin?
A.	North Fork announced that they will acquire The Trust Company of New Jersey. Since they are busy closing this deal, the formal integration process of GreenPoint and North Fork won’t begin until early April.

Q.	Who will head GreenPoint Bank, GreenPoint Mortgage and GreenPoint Credit?
A.	Bharat Bhatt will serve as President and CEO of GreenPoint Bank. S.A. Ibrahim will continue to serve as President and CEO of GreenPoint Mortgage, Ramesh Shah will continue to head Retail Banking, and Jean Bingham will continue her role as President of GreenPoint Credit.

Q.	What will Tom Johnson’s role be in the new organization?
A.	Tom Johnson will retire. However, Tom, Bharat and three other GreenPoint Board members will join North Fork’s Board.

Business Unit Human Resources Representatives

Corporate Administration Retail Bank GreenPoint Mortgage GreenPoint Credit	Anthony Ancona Joanne Chatham Jean Gunn Amy Kane-Stanley	516.327.1315 516.327.4372 415.878.5441 770.226.9649 x4455

Combined Management Team

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Corporate Secretary, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. (“North Fork”) and GreenPoint Financial Corp. (“GreenPoint”), including future financial and operating results, North Fork’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork’s and GreenPoint’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork’s and GreenPoint’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.